FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

October 23, 2003

Item 3.	PRESS RELEASE

October 23, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome announced that the Underwriters of a public offering that closed on September 23, 2003 have exercised their full over-allotment option, bringing the total gross proceeds of this financing to approximately $23 million.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome announced that the Underwriters of a public offering that closed on September 23, 2003 have exercised their full over-allotment option, bringing the total gross proceeds of this financing to approximately $23 million. Cardiome has issued 571,500 common shares at a price of $5.25 per share for gross proceeds of approximately $3 million to an underwriting group led by Orion Securities Inc. and Sprott Securities Inc., and including First Associates Investments Inc., Raymond James Ltd., and Research Capital Corporation.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 27th day of October, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"

Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.